UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to §240.13d-1(b), (c) and (d) and Amendments
Thereto Filed Pursuant to §240.13d-2

Under the Securities Exchange Act of 1934

GreenTree Hospitality Group Ltd.

(Name of Issuer)

Class A ordinary shares, par value $0.50 per share (traded in the form of American
Depositary Shares, each representing one Class A ordinary share)

(Title of Class of Securities)

G4102A 109

(CUSIP Number)

February 14, 2019

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filed out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4102A 109	SCHEDULE 13G	Page 2 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wu GreenTree Limited Partnership
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 9,667,667
	6.	Shared Voting Power 10,267,667
	7.	Sole Dispositive Power 9,667,667
	8.	Shared Dispositive Power 10,267,667

9.	Aggregate Amount Owned by Each Reporting Person 10,267,667
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented in Row (9) 10.1%*
12.	Type of Reporting Person (See Instructions) PN (Partnership)

*	Based on 101,552,209 ordinary shares consisting of (i) 58,835,252 Class A ordinary shares, par value $0.50 per share, and (ii) 42,716,957 Class B ordinary shares, par value $0.50 per share issued and outstanding as of March 26, 2018, as reported on the Issuer’s Prospectus Filed Pursuant to Rule 424(b)(4) as filed with the SEC on March 27, 2018.

CUSIP No. G4102A 109	SCHEDULE 13G	Page 3 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kent Chien Te Wu
2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 600,000
	6.	Shared Voting Power 10,267,667
	7.	Sole Dispositive Power 600,000
	8.	Shared Dispositive Power 10,267,667

9.	Aggregate Amount Owned by Each Reporting Person 10,267,667
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented in Row (9) 10.1%*
12.	Type of Reporting Person (See Instructions) IN (Individual)

*	Based on 101,552,209 ordinary shares consisting of (i) 58,835,252 Class A ordinary shares, par value $0.50 per share, and (ii) 42,716,957 Class B ordinary shares, par value $0.50 per share issued and outstanding as of March 26, 2018, as reported on the Issuer’s Prospectus Filed Pursuant to Rule 424(b)(4) as filed with the SEC on March 27, 2018.

CUSIP No. G4102A 109	SCHEDULE 13G	Page 4 of 8 Pages

Item 1(a).	Name of Issuer.

GreenTree Hospitality Group Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

2451 Hongqiao Road
Changning District,
Shanghai 200335
People’s Republic of China

Item 2(a).	Name of Person Filing.

Wu GreenTree Limited Partnership

Item 2(b).	Address of Principal Business Office or, if None, Residence.

260 Newport Center Drive

Newport Beach, CA 92660

Item 2(c).	Citizenship.

United States of America

Item 2(d).	Title of Class of Securities.

Class A ordinary shares, par value $0.50 per share, and Class B ordinary shares, par value $0.50 per share (together, the “Ordinary Shares”)

Item 2(e).	CUSIP Number.

G4102A 109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

CUSIP No. G4102A 109	SCHEDULE 13G	Page 5 of 8 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of February 13, 2019, GreenTree Inns Hotel Management Group, Inc., a Cayman Islands company (“GTI”) directly owned 91,352,209 Ordinary Shares of the Issuer. Mr. Kent Chien Te Wu beneficially owns an aggregate 10,267,667 Class A ordinary shares of GTI, including (a) 9,667,667 Class A ordinary shares of GTI through Wu Green Tree Limited Partnership, a California limited partnership (“Wu Green Tree”), and (b) 600,000 Class A ordinary shares of GTI individually. The voting and dispositive power over the Class A ordinary shares of GTI held by Wu Green Tree are controlled by the two general partners of Wu Green Tree, Kent Chien Te Wu, and Maggie Tzu Chiang Wu, his wife, and accordingly Mr. Wu has the power to (i) vote, or direct the voting of, and (ii) dispose, or direct the disposition of, all GTI shares held by Wu Green Tree.

(b)	Percent of class:

10.1% as of February 4, 2019, based on 101,552,209 Ordinary Shares outstanding as of March 26, 2018, as reported by the Issuer in its Prospectus Filed Pursuant to Rule 424(b)(4) as filed with the SEC on March 27, 2018.

(c)	Number of shares as to which each Reporting Person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership.

As of February 13, 2019, in respect of Wu Green Tree:

(i)	Sole power to vote or to direct the vote: 9,667,667
(ii)	Shared power to vote or to direct the vote: 10,267,667
(iii)	Sole power to dispose or to direct the disposition of: 9,667,667
(iv)	Shared power to dispose or to direct the disposition of: 10,267,667

As of February 13, 2019, in respect of Mr. Wu individually:

(i)	Sole power to vote or to direct the vote: 600,000
(ii)	Shared power to vote or to direct the vote: 10,267,667
(iii)	Sole power to dispose or to direct the disposition of: 600,000
(iv)	Shared power to dispose or to direct the disposition of: 10,267,667

CUSIP No. G4102A 109	SCHEDULE 13G	Page 6 of 8 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Groups.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G4102A 109	SCHEDULE 13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       February 14, 2019

Wu GreenTree Limited Partnership

By:	/s/ Kent Chien Te Wu, its General Partner
Kent Chien Te Wu, its General Partner

By:	/s/ Kent Chien Te Wu
Kent Chien Te Wu, individually

CUSIP No. G4102A 109	SCHEDULE 13G	Page 8 of 8 Pages

Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G will be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each will be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but will not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is not accurate. It is understood and agreed that a copy of this Joint Filing Agreement will be attached as an exhibit of the foregoing statement on Schedule 13G.

Dated: February 14, 2019	By:	/s/ Kent Chien Te Wu
Kent Chien Te Wu, individually

WU GREENTREE LIMITED PARTNERSHIP

	By:	Kent Chien Te Wu

Dated: February 14, 2019	By:	/s/ Kent Chien Te Wu
its General Partner